the bigger better game

16 April 2007

Tabcorp disappointed with further increase in gaming levy

Tabcorp today expressed its disappointment at the Victorian Government's decision to increase the annual levy on electronic gaming machines from $3033 to $4333.

The tax increase on Tabcorp's 13,750 gaming machines is worth another $17.9 million a year to the Victorian Government which is now set to collect $59.5 million a year from Tabcorp through the levy.

Tabcorp's Acting Chief Executive Officer Elmer Funke Kupper said the levy increase would impact Tabcorp's 230,000 shareholders, of whom almost 65,000 live in Victoria.

Mr Funke Kupper said the levy increase comes at a bad time for the industry which is bracing itself for 100% indoor smoking bans in Victoria from 1 July 2007.

In April 2005, the Victorian Government increased the levy from $1533 to $3033.

For more information contact:
Bruce Tobin
Group General Manager Corporate Affairs
Tel: 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au